SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the Fiscal Year Ended December 31, 2001

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from                         to

Commission file number 1-5842

      A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bowne & Co., Inc.

Global Employee Stock Purchase Plan

      B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BOWNE & CO., INC.

345 Hudson Street
New York, New York 10014
(212) 924-5500

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT
BOWNE & CO., INC. GLOBAL EMPLOYEE STOCK PURCHASE PLAN STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
BOWNE & CO., INC. GLOBAL EMPLOYEE STOCK PURCHASE PLAN NOTES TO FINANCIAL STATEMENTS
CONSENT OF INDEPENDENT AUDITORS

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Items 1 and 2.     Financial Statements

Page

Independent Auditors’ Report	F-1
Statements of Financial Condition — as of December 31, 2001 and 2000	F-2
Statements of Income and Changes in Plan Equity — For the years ended December 31, 2001, 2000 and the period from July 1, 1999(date of inception) to December 31, 1999	F-3
Notes to Financial Statements	F-4
Exhibit
Consent of KPMG LLP, Independent Auditors

INDEPENDENT AUDITORS’ REPORT

The Trustees

BOWNE & CO. INC.
  GLOBAL EMPLOYEE STOCK PURCHASE PLAN:

      We have audited the accompanying statements of financial condition for Bowne & Co., Inc. Global Employee Stock Purchase Plan as of December 31, 2001 and 2000 and the related statements of income and changes in plan equity for each of the years in the two-year period ended December 31, 2001, and for the period from July 1, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Plan’s Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowne & Co., Inc. Global Employee Stock Purchase Plan at December 31, 2001 and 2000 and the results of its operations for each of the years in the two-year period ended December 31, 2001, and for the period from July 1, 1999 (date of inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York

April 12, 2002

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF FINANCIAL CONDITION

	December 31,

	2001	2000

Assets:
Cash	$10,265	$4,750
Contributions receivable from participating companies	26,767	24,796
Investment in Bowne & Co., Inc. Common Stock, at market value — 61,142 shares in 2001 and 32,506 in 2000 (cost — $680,448 in 2001 and $361,565 in 2000)	782,616	343,361

Plan equity	$819,648	$372,907

See accompanying notes to financial statements

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

	Years Ended December 31,		For the Period from
			July 1, 1999 to
	2001	2000	December 31, 1999

Investment activity:
Net appreciation (depreciation) in market value of investments	$113,794	$(21,481)	$9,821
Realized gain (loss) from sales of investments	1,794	(124)	(828)
Dividend income from Bowne & Co., Inc.	2,710	795	70

	118,299	(20,810)	9,063
Contributions by:
Employees	201,795	155,878	69,797
Participating companies	151,164	115,565	49,040

Total contributions	352,959	271,443	118,837

Less:
Distributions to former participants	24,517	5,592	34

Total distributions	24,517	5,592	34

Net additions to plan equity	446,741	245,041	127,866
Beginning of year	372,907	127,866	—

End of year	$819,648	$372,907	$127,866

See accompanying notes to financial statements

BOWNE & CO., INC.

GLOBAL EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

(1) Description of the Plan

      The following description of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (“GESPP” or the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

  (a) General

      The GESPP was adopted July 1, 1999 and is intended to provide eligible employees who are not residents of the United States with an opportunity to share, as stockholders, in the Company’s progress and success and encourage them to build added financial resources during their careers with the subsidiaries and affiliates of Bowne & Co., Inc. (“Bowne” or, collectively, the “Company”). The Plan allows participants to make deposits from their periodic pay by payroll deductions into an account held with the Plan’s fiduciary that will invest in the Common Stock of Bowne. The company has agreed to reserve 100,000 shares of Common Stock for purchases under the Plan. Employees of participating foreign subsidiaries of the Company are eligible to participate in the Plan upon completion of any probation period required by the subsidiary.

  (b) Contributions

      The participants of the United Kingdom, Indonesia, Germany, Singapore, Hong Kong, France, and Mexico can contribute up to £120, S$340, DM350, S$340, HK$1,600, EURO 180 and 2,000 pesos per month, respectively. The Plan allows each of the Company’s participating foreign subsidiaries to contribute an amount to the Plan’s fund on behalf of each participant. Each pay period the Company will make a matching contribution equal to fifty percent (50%) of the participant’s basic deposit for that period except in the United Kingdom, where the Company will match 100% not to exceed £60 per month. The matching contribution will be paid to the Plan fund in the same manner and at the same time as the deposits of the participants.

  (c) Investment of Funds

      All amounts received under the Plan for a participating period are delivered to the fiduciary and will be invested in Bowne Common Stock on or before the 15th day of each month, in accordance with the Plan and the fiduciary contract. Dividends received by the Plan will be similarly invested, except in the United Kingdom where actual dividends are paid to participants annually. All shares will be purchased in the open market. Each participant in the Plan is entitled to exercise voting rights attributable to the shares allocated to his or her account.

  (d) Sales and Distribution of Shares

      A participant who has an account balance may withdraw either stocks and/or the cash equivalent value of all of his or her vested balance. The cash withdrawal will be paid in a single sum payment in the local currency as soon as practicable after a sales date. Sales will occur on the last business day of each month. An election to withdraw less than the total cash equivalent value of all of a participant’s available vested shares is not permitted.

      A participant in the United Kingdom and Mexico, however, may not make a withdrawal of shares until those shares have been credited to his or her account for at least 24 months and 36 months, respectively. In France, the shares become available after July 1st of the fifth year following the year of acquisition.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

  (e) Plan Expenses

      Administrative expenses are paid by the Company.

(2) Summary of Accounting Policies

  Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions receivable at any year end, represent employee deductions and Company contributions for the month of December. All amounts are in U.S. dollars except were noted.

  Investment Valuation

      The assets of the Plan are recorded at market value, measured by the closing price listed by the New York Stock Exchange. Purchases and sales of securities are recorded on a trade-date basis.

      Dividends are recorded on the ex-dividend date and are reinvested for the benefit of the participants.

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  New Accounting Pronouncements

      Although the Plan has adopted SFAS No. 133 effective January 1, 2001, there was no impact on the Plan as all investments are at fair value

(3) Administration of Plan Assets

      The Plan’s assets, which consist principally of shares of Bowne Common Stock, are held by the Plan’s Trustee, which also executes the Plan’s transactions. The Trustee invests cash received and makes distributions to participants. The Plan is administered by two third-party companies that specialize in plan administration services, and certain administrative functions are performed by employees or officers of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

      As of December 31, 2001 and 2000 the number of shares of Bowne Common Stock held in the Plan’s trust and the number of participants were:

	2001	2000

Shares of Bowne Common Stock held in the Plan’s trust fund	61,142	32,506
Number of participants	144	170

(4) Tax Status

      The GESPP operates for the benefit of the Company’s employees outside the United States and is not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act. The Plan and its related trust are designed to be exempt from direct taxation by any taxing authority, but, depending on local laws and regulations, participants may be subject to taxation on Company contributions and sales of the stock.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(5) Concentration of Risks and Uncertainties

      The Plan invests in one investment security, Bowne & Co., Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc
Global Employee Stock Purchase Plan

By:	/s/PHILIP E. KUCERA

(Philip E. Kucera, Individual Trustee)

Dated: April 12, 2002

CONSENT OF INDEPENDENT AUDITORS

To members of the Administrative Committee of the

     Bowne & Co., Inc. Global Employee Stock Purchase Plan:

      We consent to the incorporation by reference in the Registration Statement (No. 333-79409) on Form S-8 of the Bowne & Co., Inc. Global Employee Stock Purchase Plan of our report dated April 12, 2002 relating to the statements of financial condition as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the years in the two year period ended December 31, 2001, and the period from July 1, 1999 through December 31, 1999, which report appears in the December 31, 2001 Annual Report on Form 11-K of Bowne & Co., Inc. Global Employee Stock Purchase Plan.

KPMG LLP

New York, New York

April 12, 2002